January	13, 2006

David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D. C. 20549

Re:	C.H. Robinson Worldwide, Inc.
Form 10-K: For the fiscal year ended December 31, 2004
File No. 000-23189

Dear Mr. Humphrey:

This letter responds to the December 28, 2005 comments from the Commission staff. The staff’s comments appear directly above our response.

Form 10-K as of December 31, 2004

Item 1, Business, page 1

1.	We note your discussion about your sourcing business. Please tell us more about your licensing agreements for national name brands, including your accounting policies for these agreements. In addition, please tell us whether you have any ongoing contractual arrangements or obligations with either the produce suppliers or your produce customers, and if so, the related accounting treatment for these contracts. We may have additional comments upon review of your response. Consideration should also be given to expanding your disclosure about these items in your Revenue Recognition discussion within the Critical Accounting Policies section or in the notes to the financial statements, as appropriate.

Response: We have licensing agreements with licensors of five national brands. These licensors grant Robinson the right to use their federally registered trademarks within a geographic region, in association with Robinson’s marketing and sales of certain perishable agricultural commodities. In exchange for these rights, Robinson pays the licensors license or royalty fees, and shares net profits on a per-unit-of-sale basis. In some of these agreements, Robinson and the licensors have agreed to joint marketing campaigns and profit sharing arrangements. Our accounting policy is to record the amount we pay them as a direct cost of sale in our statement of operations as the related product is sold to match revenues and expenses. During 2004 these fees made up approximately $600,000 of our sourcing cost of sales of $659,035,000, or approximately 0.1% of total cost of sales for our sourcing business. Given the immaterial nature of these arrangements, we do not believe an expansion of our Critical Accounting Policies is warranted.

Mr. David R. Humphrey

Accounting Branch Chief

Robinson enters into seasonal or annual produce purchase agreements and sale agreements with many of our growers and customers. Some, but not all, of these agreements set product volume requirements with terms that allow volume reductions if certain circumstances (primarily weather related) exist. In nearly every instance, we match our commitments for grower purchase agreements with offsetting customer sale agreements, thereby ensuring a margin on the product. We do not have any such agreements that extend beyond a year in length. Purchases and sales pursuant to these contracts are recorded as deliveries occur.

Company’s Annual Report

Overview, page 15

2.	Please tell us whether all of the branches provide services in all three of your lines of business (multimodal transportation services, fresh produce sources and fee-based information services), or whether some branches are specialized in either one or two of the business lines. If all services are not provided by each branch, please provide a supplemental schedule showing the services that are offered by each branch. In addition, please also tell us whether you have closed any unprofitable branches in any of the years presented.

Response: All of our branches (176 as of December 31, 2004) generated gross revenues and gross profits from multimodal transportation services. Of those, 142 of our branches also generated information services fee revenue and 10 branches also generated sourcing gross revenues and gross profits. In these branches, we sell our transportation and sourcing as a joint offering to our customers. The customers are quoted and invoiced one price for the total services, which includes the products and transportation. Each branch is free to and encouraged to look for opportunities to expand by delivering our services to new and existing customers. If a branch finds an opportunity to provide services, but lacks the expertise, they often cooperate with another branch to deliver the solution to the customer. Each branch’s mix of services is the result of opportunities they find in the marketplace and the expertise of its employees.

Branch Count
Transportation services only	34
Transportation and information services	132
Transportation, sourcing and information services	10

Total branches as of 12/31/04	176

It is rare for us to close an office. We closed one branch during the years presented for strategic purposes and lack of profitability. This branch generated an average of $1.8 million of gross profits annually (which is approximately 0.3% of consolidated gross profits) over the five years (1999-2003) leading up to its closure and had a cumulative pretax loss of approximately $50,000 for that period, inclusive of all shutdown costs.

Goodwill, page 22

3.	You indicate that you evaluate goodwill on an enterprise wide basis, based on the fact that you manage and report your operations as one segment. However, it would appear that your branches would meet the criteria for a reporting unit, as there is discrete financial information available and management regularly

Mr. David R. Humphrey

Accounting Branch Chief

views the operating results of the component. In addition, paragraph 31 of SFAS 142 specifies that an entity that is not required to report segment information may still be required to test goodwill at the reporting unit level. Please tell us how you have considered this in determining your accounting policy for assessing the potential impairment of goodwill. This comment should also be considered in conjunction with our comment addressing segment reporting.

Response: While we maintain financial information by branch, the impact of our acquisitions has not been isolated to particular branches. To date, our acquisitions have all been complementary additions of skills and locations to strengthen our capabilities to provide services to our existing and future customers, and all acquisitions have become part of our integrated branch network in providing services to our customers.

In some cases, we maintain a separate income statement for the acquired business but leverage the acquired company’s skills and relationships across our branches. In June 2004, we acquired certain assets of Dalian Decheng Shipping Agency Co., Ltd. (DDSA), a freight forwarder with seven offices in mainland China, to strengthen our capabilities in transporting freight to and from China. We maintain separate income statements for these branches, but the majority of their current revenues are generated by their people utilizing their supplier relationships to provide services to customers of other branches. The revenue from nearly every transaction of these branches is shared with another branch. The Chinese branch results are used to compensate local employees, but much of the revenue is not the direct result of the acquisition.

According to SFAS 142, paragraph 30, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if all of its components have similar economic characteristics.

An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

SFAS 131, paragraph 17 allows the aggregation of operating segments (components) into a single operating segment if the segments have similar economic characteristics and are similar in the:

(a) nature of the products and services,

(b) nature of the production process,

(c) type or class of customer for their products and services, and

(d) methods used to distribute their products or provide their services.

Our branches have similar economic characteristics as stated in SFAS 131, paragraph 17. Our North American branches, which comprise approximately 94% of our gross profits, collectively generate a very consistent range of operating margin regardless of which product line they focus on. In aggregate, the ten branches that provide sourcing services have a similar operating margin to those branches in North America that do not offer these services, as shown in the table below.

As illustrated in our filings, the gross margins of our three primary service lines are different. Therefore, we disclose gross revenues, direct costs and gross profits for each of these service lines. We use gross profits, operating income and the percentage of operating income to gross profits (operating margin) as our primary key long-term economic indicators for our branch locations. Branches’ operating margins vary primarily based

Mr. David R. Humphrey

Accounting Branch Chief

on their length of time in existence and size. The table below shows the operating margin and their relative size based on gross profits of the three groups of branches described above in our response to number 2, based on the allocation methods we use internally to review our results. We believe this consistency is the result of our business model including our compensation model, a common technology system and shared centralized support staff.

	Percent of total gross profits (1)			Operating margin
	2003	2004	2005(2)	2003	2004	2005(2)
Transportation services only	5.1%	5.9%	5.9%	4.6%	11.2%	15.7%
Transportation and information services	81.4%	82.3%	79.8%	35.9%	38.6%	42.8%
Transportation, sourcing and information services	13.0%	10.8%	13.0%	36.7%	31.6%	45.6%

(1)	Do not sum to 100% because a small amount of gross profit is reported in our shared services group.
(2)	The nine months ended September 30, 2005.

The branches that provide transportation services only are primarily branches outside of North America and new branch openings. On average, these branches are smaller and newer than the branches in the other two categories. Their operating margin has been improving over time and we expect, over the long-term as these branches mature, that this key economic indicator will continue to trend towards our other branches.

Consistent with what is outlined in SFAS 131, paragraph 17, our branches are also similar in the:

(a)	nature of the products and services- We provide third party logistics to a wide variety of customers. As noted in the response to item 2, all of our branches provide transportation services and most provide information services. We have some branches that also provide sourcing services, however nearly all sourcing transactions are bundled with transportation services provided to the customer on a single invoice.

(b)	nature of the production process- While our company does not engage in traditional production, our processes for handling transactions are highly standardized between branches, with centralized resources (approximately 13% of our consolidated headcount as of December 2004) handling many of the support functions on the transactions for our branch locations.

(c)	type or class of customer for their products and services- The services we provide our customers are similar across branches, and our customer base is concentrated in the food and beverage, manufacturing, retail, and paper and printing industries. Over 30% of our transactions are shared transactions between branches. Our branches work together to complete transactions and collectively meet the needs of our customers. For our top 100 customers (who comprise approximately 40% of our gross profits), we often coordinate our efforts in one branch and rely on multiple branch locations to deliver specific geographic or modal needs.

(d)	methods used to distribute their products or provide their services- Our methodology is very similar across all branches. Our North American branches have a common technology platform that they use to match customer needs with supplier capabilities, to collaborate with other branch locations, and to utilize centralized support resources to complete all facets of the transaction.

Mr. David R. Humphrey

Accounting Branch Chief

Therefore, we believe our branches are separate reporting units that should be aggregated into a single reporting unit for purposes of assessing the potential impairment of goodwill.

Note 1: Summary of Significant Accounting Policies

Segment Reporting and Geographic Information, page 28

4.	We note your disclosure regarding your consideration of SFAS 131, and conclusion that you operate in one business segment. However, based on your discussions throughout the document, it would appear that segment reporting would be necessary, either by branch, product line or geography. Specifically, you state that each branch is responsible for its own growth and profitability, and that employees are compensated based on the financial performance of the branch. You also disclose the fact that gross profits and operating income are available for each of the branches. As such, these branches appear to meet the definition of a segment per paragraph 10 of SFAS 131. Please tell us your basis for your apparent conclusion that segment disclosure is unnecessary, including your consideration of SFAS 131, or revise your disclosures accordingly.

Response: The evolution of our company shows that all of our service offerings are natural extensions of each other and are interrelated components of an integrated service model. C.H. Robinson began as a produce broker in 1905. In this capacity we were involved in the procurement of produce through the relationships we developed with customers and produce suppliers. During the 1940’s our branch employees began to be involved with the transportation of produce, as a natural extension of our produce brokerage operations. During the 1950’s our people began to broker transportation for exempt commodities in addition to the produce we were selling. At that time, transportation was regulated other than for certain (exempt) commodities, including produce. In 1980, truck transportation was deregulated allowing our branches to get involved with the transportation of all types of freight. In 1983, we acquired T-Chek Systems, the core of our current information services business, which gave us the ability to transfer funds to virtually any truck stop in the country. This ability was and continues to be an integral part of delivering truck load services to our customers. We have continued to add third party logistics services, including other modes of transportation, throughout our branch network to better serve our customers. Our branches are involved in our different services in varying degrees as described in our response to comment 2 above.

According to SFAS 131, paragraph 10, an operating segment is a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

Our chief operating decision maker is our chief executive officer. Our CEO is primarily focused on maximizing our opportunities to serve existing customers and in creating opportunities to serve new customers. In order to achieve these goals he makes resource allocation decisions in order to expand and improve our customer service capabilities. The primary investments he oversees are those that expand the capabilities of our network through either the opening of new branches or the acquisition of complementary businesses. He also oversees other investments that improve and expand our service offerings. These decisions are based primarily on an assessment of market conditions and opportunities. Our CEO reviews internal performance data that focuses on growth and profitability at the customer, product line, mode of transportation and branch level.

Mr. David R. Humphrey

Accounting Branch Chief

Our branches represent aggregations of personnel who are engaged in serving customers across our network. We strategically add branches to create a more effective network. A number of our international acquisitions have been for the specific purpose of enhancing our service capabilities to customers with international needs. In some instances we have subdivided branches in order to create greater operational efficiencies. We prepare separate financials for each branch, however, the primary purpose of these financial statements is to monitor performance and productivity and determine the compensation of the people working in that branch.

Personnel decisions are made by our branch managers who evaluate their branch’s personnel needs based on their level of business. The interdependence of our branches is evidenced by the following additional factors:

1.	Over 30% of our transactions involve more than one branch working to provide services to meet the needs of our customers. Our network of branches is critical in delivering our third party solution to our customer base.

2.	Executing our multimodal logistics strategy for our largest customers requires the services of multiple branches. Our top 100 customers make up approximately 40% of our gross profits annually, and servicing these customers is often coordinated by one branch but executed by multiple branches to most effectively address their geographic or modal needs.

3.	Our North American branches use a centralized technology platform to service our customer base across all modes and branches, report financial and operational results, and share responsibilities on transactions as mentioned above.

4.	Our North American branches are also supported by centralized personnel in technology, accounting support, finance, human resource support, legal, marketing communications, and sales activities. While our branches are responsible for growing their revenues and profitability and for making personnel decisions, they would not be able to provide our services without this infrastructure that makes up a significant portion (19% in 2004) of our operating expenses.

In summary, our branches could not serve our customers in the manner that they currently serve them without being part of our network. Based on this we believe our network of branches constitutes a single operating segment.

We currently have operations in North America, South America, Europe and Asia. We do aggregate the financial information by country and continent, however branches operate similarly and have the same long-term financial performance and economic expectations regardless of geographic location. Our North American operations accounted for over 90% of our revenues, profits and assets in 2004.

Intangible Assets, page 29

5.	Please describe to us the nature of the asset characterized as “employee lists” and provide your basis in GAAP for recognizing it as an intangible asset apart from goodwill. If this asset represents assembled workforce, consider the guidance set forth in paragraphs B168 and B169 of SFAS 141 when preparing your response.

Response: The “employee lists” as mentioned in our footnote was a result of a 1999 acquisition, prior to the guidance provided by SFAS 141. At the time this guidance came out, we did in fact follow the guidance set forth in paragraphs B168 and B169 of SFAS 141 by reclassifying the remaining asset balance of approximately $2.8 million into goodwill no longer being amortized. However, our footnotes were not updated to remove these words. We will remove the reference to “employee lists” in all future filings.

Mr. David R. Humphrey

Accounting Branch Chief

Reclassifications, page 30

6.	Any change to your policy for determining which items are treated as cash equivalents is a change in accounting principle that shall be effected by restating financial statements for earlier periods presented for comparative purposes pursuant to paragraph 10 of SFAS 95. This type of change in the presentation of cash flows requires recognition in the auditor’s report through the addition of an explanatory paragraph in accordance with AU 420.14. In this regard, it is our position that auction rate securities do not meet the definition of cash equivalents in SFAS 95. Please see Section 2-F of “Current Accounting and Disclosure Issues” in the Division of Corporation Finance dated March 4, 2005 for guidance. Accordingly, as the previously followed accounting principle was not acceptable or was applied incorrectly, the change may constitute the correction of an error. Please revise your disclosures and the accountant’s report as appropriate or provide support for your apparent conclusion that your current presentation is adequate.

Response: Prior to December 31, 2004 we classified our investments in auction rate securities as cash equivalents. While preparing our financial statements for the year ended December 31, 2004, we determined it would be appropriate to classify our auction rate securities as investments. Based on our consideration of all the relevant facts and circumstances and consideration of the guidance in Staff Accounting Bulletin No. 99, Materiality, we concluded that the impact of this error was not material to previously issued financial statements. We did however reclassify the auction rate securities in our financial statements for prior periods, in order to maintain consistency, and disclosed this in the footnotes to our financial statements.

In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Our conclusion that this change did not constitute the correction of a material error was based on a number of qualitative and quantitative considerations as follows:

•	There was no impact on net income or operating cash flows of the company.

•	This change represented a reclassification between two highly liquid current assets, therefore there was no impact on total current assets or working capital.

•	The company and its investors have historically viewed its cash and highly liquid short term investments in tandem as a source for investment in the business or return to shareholders.

•	The company has the benefit of significant cash and liquidity which further mitigates any concern.

•	There was no impact on debt covenants or any other regulatory or contractual requirements.

•	There was no impact on management’s compensation.

•	There was no involvement or concealment of an unlawful transaction.

•	We are not aware of any positive or negative market reaction to the reclassification, and are aware of no investor or analyst concerns regarding the reclassification.

Mr. David R. Humphrey

Accounting Branch Chief

•	The misstatement did not mask a change in earnings or other trends and had no impact on analyst expectations.

Given all of the above factors, management considered the impact of the changes between its cash and current investment accounts, as well as the changes in cash used for investing activities, and concluded that such changes would not impact the judgment of a reasonable person relying on its financial statements.

Note 3: Available-for-Sale Securities, page 31

7.	We note that you consider your investments to be highly liquid. However, given the relative significance of these investments to current assets and to stockholders’ equity, please present the schedule of scheduled contractual maturities required by paragraph 20 of SFAS 115.

Response: We will present the schedule of scheduled contractual maturities in all of our future filings.

We also understand and acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will modify all future filings for the comments received as we described in our responses. We would like to ensure concurrence with our responses before we file our next 10-K so we request your prompt attention to our responses. If you would like more information or further clarification on any of the above comments, please contact Chad Lindbloom, Chief Financial Officer (952-937-7779) or Tom Mahlke, Corporate Controller (952-906-7017).

Sincerely,

/s/ Chad Lindbloom

Chad Lindbloom

Chief Financial Officer